                          SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549


                                     SCHEDULE 13G

               INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 1)

                                 MK RAIL CORPORATION
      ------------------------------------------------------------------------
                                   (Name of Issuer)

                                    COMMON STOCK
      ------------------------------------------------------------------------
                           (Title of Class of Securities)


                                     55305T102
      ------------------------------------------------------------------------
                                   (CUSIP Number)


                                 ___________________


    Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                    SCHEDULE 13G

CUSIP No. 55305T102                                           Page 2 of 5 Pages

1  Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above

    MORRISON KNUDSEN CORPORATION
    82-0393735


2  Check the Appropriate Box if a Member of a Group (See Instructions)  (a)  / /
                                                                        (b)  / /
      N/A


3  SEC Use Only


4  Citizenship or Place of Organization

      DELAWARE

Number of
Shares                      5     Sole Voting Power
Beneficially                           -0-
Owned By                    6    Shares Voting Power
Each Reporting                         -0-
Person                           Sole Dispositive Power
With                        7          -0-
                                 Shared Dispositive Power
                            8          -0-

9  Aggregate Amount Beneficially Owned by Each Reporting Person
       -0-

10 Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*  / /

11 Percent of Class Represented by Amount in Row (9)

       0.0%

12 Type of Reporting Person (See Instructions)*

       CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    SCHEDULE 13G

CUSIP No. 55305T102                                           Page 3 of 5 Pages

   Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
1   MORRISON KNUDSEN CORPORATION
    34-0217470

2  Check the Appropriate Box if a Member of a Group (See Instructions)  (a)  / /
                                                                        (b)  / /
    N/A

3  SEC Use Only

4  Citizenship or Place of Organization

       OHIO
                                 Sole Voting Power
Number of                              -0-
Shares                      5
Beneficially                     Shares Voting Power
Owned By                    6          -0-
Each
Reporting                   7    Sole Dispositive Power
Person                                 -0-
With                        8    Shared Dispositive Power
                                       -0-

9  Aggregate Amount Beneficially Owned by Each Reporting Person
       -0-

10 Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*     / /

11 Percent of Class Represented by Amount in Row (9)

       0.0%

12 Type of Reporting Person (See Instructions)*

       CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    SCHEDULE 13G

CUSIP No. 55305T102                                           Page 4 of 5 Pages

    This Amendment No. 1 supplements and amends the Statement on Schedule 13G filed on February 14, 1995 (the "Schedule 13G") by Morrison Knudsen Corporation, a Delaware corporation (Commission File Number 1-8889), and its wholly owned subsidiary, Morrison Knudsen Corporation, an Ohio corporation.

    ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

    The response to Item 5 to the Schedule 13G is hereby amended to read in its entirety as follows:

         On September 11, 1996, the reporting persons ceased to beneficially own any shares of common stock of MK Rail
         Corporation.

                                    SCHEDULE 13G

CUSIP No. 55305T102                                           Page 5 of 5 Pages


SIGNATURE.

    After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:  October 9, 1996            MORRISON KNUDSEN CORPORATION,
                                  A DELAWARE CORPORATION

                                  /s/ Stephen G. Hanks
                             By:  _____________________________________
                                  Stephen G. Hanks
                                  Executive Vice President, Chief Legal Officer and Acting Chief Financial Officer


Date:  October 9, 1996        MORRISON KNUDSEN CORPORATION,
                              AN OHIO CORPORATION

                               /s/ Stephen G. Hanks
                         By:  _________________________________________________
                              Stephen G. Hanks
                              Executive Vice President and Chief Legal Officer